Exhibit (a)(5)(I)

DSM Press Release
DSM, Corporate Communications, P.O. Box 6500, 6401 JH Heerlen, The Netherlands Telephone (31) 45 5782421, Fax (31) 45 5740680 Internet: www.dsm.com E-mail: media.relations@dsm.com

09E	Heerlen (NL), 17 February 2011

DSM Announces Receipt of Final Competition Clearance for Acquisition of Martek

Royal DSM N.V. (NYSE Euronext: DSM KON), the global Life Sciences and Materials Sciences company headquartered in the Netherlands, announces today that it has received the unconditional clearance of the Counsel of the National Competition Commission in Spain for its previously announced tender offer for all outstanding shares of common stock of Martek Biosciences Corporation (NASDAQ: MATK) at a price of $31.50 per share (the “Offer”). This was the final clearance needed under applicable antitrust and competition laws and this condition of the Offer is thus completely satisfied.

The Offer remains subject to the satisfaction of certain other conditions. The Offer is scheduled to expire at 5:00 p.m. (New York City time) on Friday, 18 February 2011, unless the Offer is extended.

Martek

Martek is a leader in the innovation, development, production and sale of high-value products from microbial sources that promote health and wellness through nutrition. Martek’s technology platform consists of its core expertise, broad experience and proprietary technology in areas such as microbial biology, algal genomics, fermentation and downstream processing. This technology platform has resulted in Martek’s development of a number of products, including the company’s flagship product, life’sDHA™, a sustainable and vegetarian source of algal DHA (docosahexaenoic acid) important for brain, heart and eye health throughout life for use in infant formula, pregnancy and nursing products, foods and beverages, dietary supplements and animal feeds.  Martek also produces life’sARA™ (arachidonic acid), an omega-6 fatty acid, for use in infant formula and follow-on formulas. Martek’s subsidiary, Amerifit Brands, develops, markets and distributes branded consumer health and wellness products and holds leading brand positions in all of its key product categories. Amerifit products are sold in most major mass, club, drug, grocery and specialty stores and include: Culturelle®, a leading probiotic supplement; AZO, the leading OTC brand addressing symptom relief and detection of urinary tract infections; and Estroven®, the leading all-natural nutritional supplement brand addressing the symptoms of menopause.

For more information on Martek Biosciences, visit www.Martek.com. For a complete list of life’sDHA™ and life’sARA™ products, visit www.lifesdha.com. For more information about Amerifit Brands, visit http://www.amerifit.com.

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates solutions that nourish, protect and improve performance. Its end markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM manages its business with a focus on the triple bottom line of economic performance, environmental quality and social responsibility, which it pursues simultaneously and in parallel. DSM has annual net sales of about €8 billion and employs some 22,700 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

DSM Press Release

For more information:

DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 45 5782595 e-mail investor.relations@dsm.com

Brunswick Group Jennifer Lowney/Justin Dini Tel +1 212 333 3810 e-mail: dsm@brunswickgroup.com	Brunswick Group Kate Miller/Jonathan Glass Tel +44 20 7396 3544 e-mail: dsm@brunswickgroup.com

Additional Information

This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek. On 13 January 2011, DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, filed a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Martek filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek mailed these documents to the stockholders of Martek. These documents contain important information about the tender offer, and stockholders of Martek are urged to read them carefully. Stockholders of Martek can obtain a free copy of these documents and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders can obtain a free copy of these documents free of charge from MacKenzie Partners, Inc., the information agent for the tender offer, toll-free at (800) 322-2885, or from DSM.

Forward-Looking Statements

This news release contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Martek stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A, of Martek’s Form 10-K for the fiscal year ended October 31, 2010, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and DSM’s Schedule TO and related documentation and Martek’s Schedule 14D-9 filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Martek that DSM’s or Martek’s objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.